

July 10, 2024

John Farlinger
Executive Chairman and Chief Executive Officer
Assure Holdings Corp.
7887 East Belleview Avenue, Suite 240
Denver, Colorado 80111

> **Re: Assure Holdings Corp.**
> **Schedule TO-I/A filed July 3, 2024**
> **File No. 005-92920**

Dear John Farlinger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Capitalized terms not defined herein have the same meaning as in your filing.

Schedule TO-I/A filed July 3, 2024; Offer Document

General

1. We note that the amendment and restatement of the sixth paragraph of the Offer Letter cover page refers to the potential withdrawal of the offer if conditions to the offer are not satisfied. Please delete such disclosure, so as to ensure consistency with the rest of the offer document, which has otherwise been updated to clarify that the offer is not subject to conditions. Similarly, please revise Q&A 30 so as to remove stray references to conditions and termination, as well as to correct typographical errors.

Questions & Answers, page 8

2. We note your response to prior comment 9 and reissue the comment in part with regard to the second sentence in your revised disclosure, which states, "Our determination of these matters will be final and binding on all parties."

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Brian Soares at 202-551-3690 or David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions